STARMED GROUP, INC.

2029 Century Park East

Suite 1112

Los Angeles, CA 90067

(310) 226-2555

(310) 551-2724

“CORRESP”

February 2, 2006

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler, Assistant Director
Mail Stop 6010

Re:	StarMed Group, Inc.
10-KSB for the Period Ending December 31, 2004
Staff Letter of Comment dated December 12, 2005

Ladies and Gentlemen:

We are writing to respond to the Staff’s letter dated December 12, 2005, relating to our Annual Report on Form 10-KSB for the year ended December 31, 2004 (the “Annual Report”).

At the outset, and prior to responding to the individual comments raised by the Staff in its letter, we wish to point out that, at the time of issuance of the shares that are the subject of the Staff’s comments:

•	The Company’s securities were not approved for trading on the OTCBB or any other trading platform;
•	There was no trading market for the Company’s securities; and
•	There were no private placements of the Company’s securities upon which a contemporaneous value could be attributed.

Bearing the foregoing in mind, the following numbered responses correspond to the Staff’s numbered comments in its December 12, 2005 letter:

United States Securities and

Exchange Commission

February 2, 2006

Amendment No. 1 to Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 7. Financial Statements and Supplementary Data, page 15

Consolidated Statement of Shareholders’ Equity (Deficit), page F-4

1.	Regarding your response to prior comment five, please tell us:

a.

for each issuance of your common stock for services, how you determined that the amounts by or agreed upon with the vendor represented the fair value of the services and whether you understand that those amounts were consistent with the consideration that the vendor received from its other customers for these services;

Response:

As discussed in our prior response, in accordance with SFAS 123 “Accounting for Stock Based Compensation,” the value attributed to the shares issued was based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The only shares that were issued during the year ended December 31, 2004 were 110,000 shares to officers and directors in January 2004 and 10,000 shares issued to a trade creditor in March 2004. Please take note that, at the time the shares in question were issued, the Company’s shares were not approved for listing on any trading platform and there was no public market for the Company’s shares.

At the time the shares in question were issued, not only was there no trading market for the Company’s shares, but the Company was not profitable, the Company’s future prospects were uncertain, and there were no contemporaneous private placements upon which to attribute a share value. Accordingly, at the time of issuance, other than negotiation between the parties, there was no reliable way to value the Company’s shares and the value assigned to these shares was based on the fair value of the services received as agreed to by the parties.

The Company did not inquire of the vendor who received the shares whether the arithmetic calculation of a per share value for the number of shares that was issued was consistent with the consideration received by the vendor from other customers for those services. The Company does not believe that it had any responsibility to make such and inquiry and, as further detailed below, the Company’s sole consideration in this transaction was to negotiate the most beneficial arrangement that it could to satisfy the Company’s obligation to the vendor.

b.	why the common stock issued for services in January, 2004 was valued $0.01 per share, but the common stock issued in exchange for accounts payable in March 2004 was valued at $2.08 per share;

United States Securities and

Exchange Commission

February 2, 2006

Response:

The fair value of the shares issued in January 2004 was determined and agreed to be $0.01 per share. At the time of issuance of these shares, there was no public market for the Company’s shares, there were no contemporaneous private placements of securities to serve as a reliable barometer of fair value, the Company was not profitable, and its future prospects were uncertain. The shares were issued to officers and/or directors for their services in assisting the Company to formulate its developing business plans and were akin to founders’ shares in the rationale for their issuance. The Company did not have the resources to compensate its officers and directors for the importance of their contributions to the Company and the shares were issued in appreciation for their dedication, input and assistance.

While, several months later, the Company settled outstanding accounts payable for what was arithmetically calculated to be a value of $2.08 per share, the Company does not believe that the number of shares issued was arrived out through a determination of fair value per share. The Company owed its vendor approximately $20,000, and, following discussions with the vendor, the vendor agreed to accept 10,000 shares in full settlement of the payable. Among the points discussed were that, at the time of issuance the Company was not profitable, the Company’s future prospects were uncertain and there was no reliable way to value the Company’s shares. The valuation was agreed to by the Company, and the vendor and the Company believes that the vendor accepted the shares, so that it might “save face” by receiving something of value for its services, including the prospect of stock appreciation in the future, should a market develop for the shares. There is no basis upon which to conclude that, at the time of issuance, the shares of the Company, given its financial condition, state of business operations and prospects for the future, had a value of $2.08.

c.

why the common stock issued for services in June 2005 was valued at $0.01 per share when your responses indicated that between April 7 and September 30, 2005 the stock had traded at a high of $1.10 and a low of $0.35 per share, and

Response:

The shares issued during 2005 were reporting as having taken place during the six months ended June 30, 2005, but, in fact, were issued in January 2005, prior to the time when there was a trading market for the Company’s shares. Listing of the Company’s shares was not approved until March 2005, and trading did not commence until April 2005.

d.

regarding part c, what the trading price for your stock was when you issued the common stock and why you did not appear to have considered the fair value of the stock to be more reliable than the fair value of the services provided.

United States Securities and

Exchange Commission

February 2, 2006

Response:

As mentioned above, the stock for services issued during the six months ended June 30, 2005, were actually issued in January 2005. This was prior to the commencement of trading in the Company’s shares some four months later.

Notes to Consolidated Financial Statements, page F-6

4. Long Term Debt, page F-8

Note Payable, page F-8

2.	Regarding your response to prior comment seven, please tell us:

a.

how you concluded that your common stock had a nominal value when the note was exchanged in July 2003 and that none of the gain on extinguishment of debt you recognized should have been recorded as additional paid in capital;

Response:

Our conclusion to value the 82,300 shares of common stock at $0.01 was considered the fair value of the stock at the time of issuance. The settlement agreement called for Company to issue the 82,300 in full settlement of the debt. As disclosed in the financial statements, the Company issued the 82,300 shares at $0.01. The settlement agreement requires the Company to pay additional amounts should the shares issued be liquidated in a brokered transaction at a price lower than the guaranteed price. The guaranteed price is $3.50 per share. The Company recognized a liability for the full amount of $288,050 (82,300 shares at $3.50 per share) and included the liability in accrued expenses at December 31, 2004 and 2003. The agreement does not specify a time at which the shares can sold and the price guarantee is lifted. The difference between the amount of the liability less the value of the stock issued and the amount of the price guarantee is included as the gain on forgiveness of debt. To support the accounting for this transaction, the Company followed the provisions of APB Opinion 26. The gain from forgiveness of debt is broken down in the following way:

	$467,255	Amount of liability owed Citadel, including accrued interest
Less:	823	Value of stock issued in settlement
Less:	288,050	Amount of price guarantee accrual
	$178,382	Gain from forgiveness of debt

b.	how you appear to have concluded that the July 2003 exchange did not provide an indication that the value was more than nominal;

United States Securities and

Exchange Commission

February 2, 2006

Response:

As described above, at the time of the exchange the parties to the transaction determined that the fair value of the stock was $0.01. This determination was based upon the lack of a trading market in the Company’s shares, the lack of a contemporaneous private placement upon which a share value could be attributed, the lack of profitability and the uncertainty of future prospects.

c.

how your conclusions about the July 2003 exchange was consistent with those reached on your March 2004 exchange of accounts payable, where you appeared to equate the value of the common stock to the amount of the accounts payable;

Response:

The Company and the party to the exchange determined the fair value used in the transactions described above on an arm’s length basis and through negotiation by both of the parties in reaching agreement. The process of negotiating the agreements led to different perceptions of fair value because of the differing circumstances in which each party of the transaction found themselves at the close of each transaction. In addition, the party owed the liability agreed to reduce the balance of the liability owed by the Company from $467,000 to approximately $289,000. As noted above, in the case of the transaction in March of 2004, the Company does not believe that the vendor determined to accept 10,000 shares because it concluded that the shares were worth $2.08 per share.

d.	the extent you which you have subsequently considered whether the liability related to the guaranteed market price should be adjusted for changes in the value of the common stock; and

Response:

The Company’s shares were approved for listing in March 2005, and the first trade was reported in April 2005. Since there was no market in the stock at the time of transaction, and the fair value of shares of common stock had previously been determined to be $0.01, is was not believed necessary to adjust the liability to reflect the change in the fair value of the price of the stock for the years ended December 31, 2004 and 2003 because the fair value of the stock had not changed prior to the time the stock was approved for listing in March 2005. Fair market value would not be readily determined by these transactions since they were negotiated.

e.	whether the guaranteed market price provision is within the scope of EITF 00 and, if so, how your accounting since the exchange has complied with it.

United States Securities and

Exchange Commission

February 2, 2006

Response:

We believe that the exchange in July 2003 falls within the scope of EITF 00-19. The Company’s stock was not approved for listing until March 2005 and no trades took place until April 2005. While trading in the Company’s shares has been limited and sporadic since the time of listing, quotations for the Company’s shares have ranged from $1.10 per share during the early days of trading and, thereafter, have remained fairly consistent at $.35 per share. We, therefore, believe that $0.35 is fairly indicative of the current fair value of the Company stock. Using this price would require a reduction in the liability of $28,805 at December 31, 2005. We would propose to adopt the accounting provisions of EITF 00-19 to this exchange transaction at December 31, 2005.

We acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact us or our counsel, Steven I. Weinberger, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33432, (561) 362-9595 (telephone) and (561) 362-9612 (fax).

Very truly yours,

/s/ Herman Rappaport

Herman Rappaport

President and Chief Executive Officer